TERMS FOR SERIES SEED-4 PREFERRED STOCK REGULATION CF OFFERING
OF
CORTEX AUTOMATION, INC.

The following is a summary of the principal terms with respect to the proposed Series Seed-4 Preferred Stock financing of Cortex Automation, Inc., a Delaware corporation (the "**Company**"). This summary of terms does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed-4 Preferred Stock of the Company (the "**Series Seed-4 Preferred Stock**").
Aggregate Proceeds:	Up to $1,070,000; shares of Series Seed-4 Preferred Stock may be sold and issued by the Company at one or more closings.
Price Per Share:	Price per share of Series Seed-4 Preferred Stock (the "**Original Issue Price**") shall be equal to $1.1193.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed-4 Preferred Stock, balance of proceeds paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. Each share of Series Seed-4 Preferred Stock will automatically convert into Common Stock, at the then-applicable conversion rate, upon (i) the closing of an initial public offering of the Common Stock ("**IPO**") or (ii) the consent of the holders of a majority of the Preferred Stock.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis.
Financial Information:	Investors purchasing shares of Series Seed-4 Preferred Stock (the "**Investors**") will receive standard information and inspection rights.
Participation Right:	Investors will have the right to participate pro rata in subsequent issuances of equity securities. This right will terminate immediately prior to an IPO or sale event, whichever occurs first.
Drag Along:	Holders of Preferred Stock and key holders of Common Stock shall enter into an agreement that provides that such stockholders will vote their shares in favor of a liquidation event and which is approved by the Board of Directors, the holders of a majority of the outstanding shares of Preferred Stock, and the holders of a majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock).